

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

**MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED
SEPTEMBER 30, 2018**

WINNIPEG, CANADA – (November 20, 2018) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended September 30, 2018.

Quarter Ended September 30, 2018 Highlights:

- Recorded net revenue of $7.3 million during the quarter ended September 30, 2018 compared to $7.0 million for the quarter ended September 30, 2017;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the quarter ended September 30, 2018 was $522,000 compared to adjusted EBITDA of $1.8 million for the quarter ended September 30, 2017; and

- Net loss for the quarter ended September 30, 2018 was $545,000 compared to $4.3 million for the quarter ended September 30, 2017.

- $72.0 million in cash and short-term investments as at September 30, 2018.

Financial Results

Net revenues from AGGRASTAT® for the three months ended September 30, 2018 and 2017 were $7.0 million for both periods. Net revenues from AGGRASTAT® for the nine months ended September 30, 2018 were $20.3 million compared to $22.1 million for the nine months ended September 30, 2017. Additionally, ZYPITAMAG™ (pitavastatin magnesium), which was launched commercially in May 2018, contributed an additional $326,000 and $932,000 of net revenue, respectively, for the three and nine months ended September 30, 2018.

The Company continues to experience an increase in patient market share and an increase in the number of new hospital customers using AGGRASTAT®, again leading to the continued increase in hospital demand for AGGRASTAT®. Although there was an increase in use of AGGRASTAT®, the revenues for the three months ended September 30, 2018 remained consistent with revenues for the three months ended September 30, 2017 due to increased competitive pricing of generic Integrilin, partially offset by a weaker Canadian dollar compared to its US counterpart when comparing the two quarters. AGGRASTAT® revenues for the nine months ended September 30, 2018 decreased when compared to the nine months ended September 30, 2017 due to increased competitive pricing of generic Integrilin and a stronger Canadian dollar compared to its US counterpart when comparing the nine month periods.

Medicure continues to focus on expanding the customer base for AGGRASTAT® and ZYPITAMAG™ and diversifying the Company's revenue base.

Adjusted EBITDA for the three months ended September 30, 2018 was $522,000 compared to $1.8 million for the three months ended September 30, 2017. Adjusted EBITDA for the nine months ended September 30, 2018 was $2.2 million compared to $5.2 million for the nine months ended September 30, 2017.

The decrease in adjusted EBITDA for the quarter is the result of:

- higher selling, general and administrative costs during the period in relation to the on-going marketing of AGGRASTAT® and the launch of ZYPITAMAG™.
- higher research and development expenses when compared to the same period in 2017 as a result of timing of expenses relating to the Company's research and development projects.
- higher cost of goods sold due to higher volume of AGGRASTAT® sold during the period.

Net loss for the three months ended September 30, 2018 was $545,000 or $0.03 per share compared to $4.3 million or $0.28 per share for the three months ended September 30, 2017. The net loss for the 2017 quarter includes a net loss of $5.9 million or $0.38 per share from discontinued operations relating to the results from the Apicore business, which was divested in 2017. Excluding the net loss from discontinued operations, net loss for the three months ended September 30, 2018 increased from 2017 as a result of foreign exchange losses resulting from increased U.S. dollar denominated cash and short-term investment balances at quarter end, combined with a decrease in the U.S. dollar exchange rate and higher selling, general and administrative and research and development expenses for the three months ended September 30, 2018.

Net income for the nine months ended September 30, 2018 was $2.4 million or $0.15 per share compared to a net loss $8.0 million or $0.52 per share for the nine months ended September 30, 2017. The net loss for 2017 includes a net loss of $12.3 million or $0.79 per share from discontinued operations relating to the results from the Apicore business, which was divested in 2017. Excluding the loss from discontinued operations, net income for the nine months ended September 30, 2018 decreased by $1.9 million over same period in 2017 primarily due to higher selling, general and administrative expenses, higher cost of goods sold and lower revenues for the nine months ended September 30, 2018.

As at September 30, 2018, the Company had cash and short-term investments totaling $72.0 million compared to $5.3 million as of December 31, 2017. This consisted of $20.2 million of unrestricted cash and $51.8 million of short-term investments in the form of term deposits with maturities of greater than three months and less than one year. As at September 30, 2018, the Company had working capital of $84.3 million compared to $70.9 million at December 31, 2017. The Company had cash from operating activities of $3.0 million for the nine months ended September 30, 2018.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

⁽¹⁾ The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended September 30, 2018 and 2017 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q3 2018 Results

Call date: Wednesday, November 21, 2018

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 8782841#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: https://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG™ (pitavastatin magnesium) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	September 30, 2018	December 31, 2017
Assets		
Current assets:		
Cash and cash equivalents	$ **20,227,835**	$ 5,260,480
Short-term investments	**51,780,000**	-
Accounts receivable	**8,566,601**	8,588,255
Consideration receivable	**-**	82,678,366
Holdback receivable	**12,592,083**	-
Inventories	**4,334,892**	3,075,006
Prepaid expenses	**2,852,298**	903,914
Assets held for sale	**-**	14,052,861
Total current assets	**100,353,709**	114,558,882
Non-current assets:		
Property and equipment	**277,587**	221,622
Intangible assets	**1,682,850**	1,756,300
Holdback receivable	**-**	12,068,773
Deferred tax assets	**292,604**	326,108
Total non-current assets	**2,253,041**	14,372,803
Total assets	$ **102,606,750**	$ 128,931,685
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ **14,092,321**	$ 10,371,103
Accrued transaction costs	**-**	22,360,730
Current income taxes payable	**618,480**	2,428,560
Current portion of royalty obligation	**1,375,681**	1,537,202
Liabilities held for sale	**-**	6,976,313
Total current liabilities	**16,086,482**	43,673,908
Non-current liabilities		
Royalty obligation	**2,770,554**	2,911,810
License fee payable	**-**	501,800
Other long-term liabilities	**-**	1,135,007
Total non-current liabilities	**2,770,554**	4,548,617
Total liabilities	**18,857,036**	48,222,525
Equity:		
Share capital	**124,166,245**	125,733,727
Warrants	**1,948,805**	1,948,805
Contributed surplus	**7,463,748**	6,897,266
Accumulated other comprehensive income	**2,106,640**	673,264
Deficit	**(51,935,724)**	(54,543,902)
Total equity	**83,749,714**	80,709,160
Commitments and contingencies		
Subsequent events		
Total liabilities and equity	$ **102,606,750**	$ 128,931,685

Condensed Consolidated Interim Statements of Net Income (loss) and Comprehensive Income (loss)
(expressed in Canadian dollars)
(unaudited)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Revenue, net				
Product sales, net	$ **7,349,998**	$ 7,037,280	$ **21,214,752**	$ 22,104,857
Cost of goods sold	**974,175**	843,743	**2,965,043**	2,175,591
Gross Profit	**6,375,823**	6,193,537	**18,249,709**	19,929,266
Expenses				
Selling, general and administrative	**4,690,070**	3,578,040	**13,668,128**	11,191,072
Research and development	**1,399,701**	807,062	**3,379,831**	3,561,630
	6,089,771	4,385,102	**17,047,959**	14,752,702
Income before the undernoted	**286,052**	1,808,435	**1,201,750**	5,176,564
Other income:				
Revaluation of holdback receivable	**66,558**	-	**233,906**	-
	66,558	-	**233,906**	-
Finance costs (income):				
Finance (income) expense, net	**(88,311)**	290,346	**(106,741)**	924,516
Foreign exchange (gain) loss, net	**916,320**	(180,258)	**(1,119,091)**	(454,727)
	828,009	110,088	**(1,225,832)**	469,789
Net income (loss) before taxes	**(475,399)**	1,698,347	**2,661,488**	4,706,775
Income tax expense:				
Current	**(65,350)**	(133,710)	**(208,470)**	(419,992)
Deferred	**(4,271)**	-	**(43,475)**	-
Net income (loss) before discontinued operations	**(545,020)**	1,564,637	**2,409,543**	4,286,783
Net loss from discontinued operations, net of tax	**-**	(5,872,399)	**-**	(12,315,065)
Net income (loss)	$ **(545,020)**	$ (4,307,762)	$ **2,409,543**	$ (8,028,282)
Translation adjustment, attributable to:				
Continuing operations	**(650,036)**	(38,092,085)	**1,433,376**	(38,395,125)
Discontinued operations	**-**	29,880,953	**-**	29,922,124
Comprehensive income (loss)	$ **(1,195,056)**	$ (12,518,894)	$ **3,842,919**	$ (16,501,283)
Earnings (loss) per share from continuing operations:				
Basic	$ **(0.03)**	$ 0.10	$ **0.15**	$ 0.27
Diluted	$ **(0.03)**	$ 0.09	$ **0.14**	$ 0.24
Loss per share from discontinued operations:				
Basic	$ **-**	$ (0.38)	$ **-**	$ (0.79)
Diluted	$ **-**	$ (0.38)	$ **-**	$ (0.79)
Earnings (loss) per share:				
Basic	$ **(0.03)**	$ (0.28)	$ **0.15**	$ (0.52)
Diluted	$ **(0.03)**	$ (0.29)	$ **0.14**	$ (0.55)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

For the nine months ended September 30	2018	2017
Cash (used in) provided by:		
Operating activities:		
Net income from continuing operations for the period	$ 2,409,543	$ 4,286,783
Net loss from discontinued operations for the period	-	(12,315,065)
	2,409,543	(8,028,282)
Adjustments for:		
Current income tax expense	208,470	419,992
Deferred income tax expense (recovery)	43,475	(3,788,483)
Revaluation of holdback receivable	(233,906)	-
Amortization of property and equipment	71,477	1,111,106
Amortization of intangible assets	129,906	6,633,940
Share-based compensation	820,093	132,346
Finance (income) expense, net	(106,741)	8,183,727
Unrealized foreign exchange gain	(1,119,091)	(971,229)
Change in the following:		
Accounts receivable	656,911	5,544,375
Inventories	(1,259,886)	1,473,826
Prepaid expenses	(1,948,384)	(8,032,325)
Other assets	-	36,309
Accounts payable and accrued liabilities	6,340,762	1,552,124
Deferred revenue	-	30,511,346
Other long-term liabilities	-	50,895
Interest received (paid), net	156,509	(4,657,877)
Income taxes paid	(2,041,317)	(439,143)
Royalties paid	(1,166,203)	(1,374,534)
Cash flows from operating activities	**2,961,618**	**28,358,113**
Investing activities:		
Proceeds from Apicore Sale Transaction, net of tax	65,234,555	-
Acquisition of short-term investments, net	(51,780,000)	-
Acquisition of property and equipment	(127,442)	(1,089,868)
Acquisition of Class C common shares of Apicore	-	(31,606,865)
Acquisition of Class E common shares of Apicore	-	(2,640,725)
Cash flows from (used in) investing activities	**13,327,113**	**(35,337,458)**
Financing activities:		
Proceeds from exercise of stock options	322,467	271,729
Proceeds from exercise of Apicore stock options	-	421,942
Proceeds from exercise of warrants	-	92,332
Buy-back of common shares	(1,905,366)	-
Repayment of long-term debt	-	(13,628,614)
Decrease in cash in escrow	-	12,809,072
Finance lease payments	-	(119,355)
Proceeds from short-term borrowings	-	(343,802)
Cash flows used in financing activities	**(1,582,899)**	**(496,696)**
Foreign exchange gain (loss) on cash held in foreign currency	261,523	(11,364)
Increase (decrease) in cash	14,967,355	(7,487,405)
Cash and cash equivalents, beginning of period	5,260,480	12,266,177
Cash and cash equivalents, end of period	**$ 20,227,835**	**$ 4,778,772**